[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097
billbelitsky@paulhastings.com

June 12, 2014	91322.00003

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1

(the “Fund”) (File No. 333-195602)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated May 30, 2014, with respect to the above-referenced Registration Statement on Form S-6. The Fund consists of one underlying unit investment trust portfolio, the Contrarian Candidates Portfolio, Series 1 (the “Trust”).

The Registrant’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Investment Summary — Investment Strategy, page 2

1. Please delete the statement that “a security can be sold under certain limited circumstances.” Portfolio securities may be sold rarely and the disclosure is properly located later in the Prospectus.

Response:  The disclosure has been modified to remove the above referenced statement.

Investment Summary — Investment Concept and Selection Process, page 2

2. Please explain whether the Fund’s portfolio will contain all securities that meet the enumerated criteria. If not, how will the Sponsor select portfolio securities and how are weighing decisions going to be made? Explain if the security selection process involves discretion on part of the Sponsor.

Response:  As of the close of business on the Selection Date specified on page 2 of the Prospectus, the Sponsor will implement the objective selection criteria listed therein.  The Sponsor will cause the Fund to invest in an equally weighted portfolio of all the securities that meet each of the objective selection criteria.  Accordingly, the security selection process does not involve discretion on the part of the Sponsor.

As discussed telephonically with the Staff on June 11, 2014, the language in the above referenced section has been revised to clarify that the Fund will invest in an equally weighted portfolio of every stock that meets the complete set of enumerated objective selection criteria.

Investment Summary — Principal Risk Factors, page 3

3. The Prospectus states that “the trust consists primarily of common stocks of domestic issuers.” Please list all types of securities and investment instruments that are part of the principal strategy. Please use the term “U.S. issuers” instead of “domestic.”

Response:  The above referenced disclosure has been modified to indicate that that the trust invests only in common stocks of U.S. issuers.

4. In the first bullet point, please clarify that the “subgroup” of equity securities consists of companies in the Russell 3000 Index.

Response:  The disclosure has been modified to clarify that the subgroup of equity securities referred to is the Russell 3000 Index.

5. In the second bullet, please clarify that stocks in the portfolio may not be “universally favored” instead of “out of favor.”

Response:  The above referenced disclosure has been modified in accordance with the above comment.

6. Please explain why the portfolio will be concentrated in two specific industries or sectors. Is that a discretionary decision on behalf of the Sponsor to concentrate the portfolio? If so, please explain the strategy rationale in the strategy section as well.

Response:  Prior to the filing of the Registration Statement on April 30, 2014, the Sponsor applied the objective selection criteria to produce a list of securities, or “test portfolio”, which reflected a concentration in both the industrial and information technology sectors.  These sector allocations are a byproduct of the objective selection process, and are identified by analyzing the portfolio of securities that result following the objective selection criteria implementation. Prior to filing Amendment No. 1 to the Registration Statement on Form S-6 for the Trust, the Sponsor once again produced a test portfolio which also showed concentrations in the same pair of sectors.  The final Prospectus included in the pricing amendment for which the Sponsor will seek effectiveness will include risk disclosures corresponding to any sector concentrations reflected by the actual portfolio that results from the implementation of the objective selection criteria, as of the close of business on the Selection Date.

Investment Summary — Principal Risk Factors, page 4

7. Please explain why the portfolio will consist of an “approximate” number of companies. See Comment 2 above.

Response:  The word “approximately” has been removed from the above referenced disclosure, since the precise number of securities in the portfolio will be known on the date of deposit, following the implementation of the objective selection criteria on the Selection Date.

Description of the Trust — The Portfolio, page 12

8. Please explain why the portfolio may not be fully invested at all times. Please explain the weighing process. Also see Comment 2 above.

Response:  The portfolio may not be fully invested for a period of time due to certain extraordinary circumstances, as further described under the section entitled “Trust Supervision”.  For example, if the Sponsor directs the Trustee to dispose of a portfolio security due to the occurrence of materially adverse credit factors (or other such circumstances as described in the Indenture), the proceeds of such disposition may remain uninvested until such time as they are reinvested into the remaining portfolio securities or distributed to unitholders at the next distribution date.

The portfolio securities will be equally weighted upon the initial deposit, and with each subsequent deposit in connection with the issuance and sale of additional trust units, the Sponsor will deposit securities to maintain, to the extent practicable, the original percentage relationship among the number of shares of each security in the portfolio.

Hypothetical Performance, page 13

9. Please delete hypothetical performance data in the event the security selection process allows the Sponsor discretion in structuring the Fund’s portfolio. See Comment 2 above. Hypothetical performance may only be used if the selection process is objective and can be replicated independently.

Response:  As previously indicated in the response to Comment 2, the security selection process does not allow for any discretion on the part of the Sponsor, since the selection criteria implemented by the Sponsor are objective.  Accordingly, the Prospectus will present hypothetical performance data.

10. To the extent that the security selection process is objective and can be replicated independently, please make the following revisions:

a. In the opening paragraph, please explain that the hypothetical results do not represent actual portfolio investments and there was no risk of loss associated with the results presented.

Response:   The above referenced disclosure has been modified in accordance with the above comment.

b. Please remove statements from the sections that the results represent “past performance.” Hypothetical performance is not past performance of the strategy.

Response:  The above referenced disclosures have been modified in accordance with the above comment.

c. In the last paragraph, the disclosure states that the actual return experienced by Unitholders may not be as high for a variety of reasons, including as a result of currency exchange rates being different. Please explain the significance of the carve-out for a portfolio consisting of stocks of U.S. issuers.

Response:  The disclosure in this paragraph has been modified to remove reference to currency exchange rates, as this factor would be inapplicable to a trust portfolio that will consist entirely of stocks of U.S. issuers.

Risk Factors, page 17

11. The Prospectus includes a risk factor relating to investments in “consumer discretionary companies.” Please explain whether such companies would constitute a specific sector or an industry in which the Fund plans to concentrate.

Response:  The Fund’s portfolio is not expected to be concentrated in companies within the consumer discretionary sector, and accordingly, the above referenced risk factor has been removed from the Prospectus.

Market for Units, page 22

12. Please review the method of calculating the purchase price for Units: the disclosure states that net assets of the Fund are “divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation.”

Response:  The above referenced disclosure has been revised to reflect that the net assets of the Fund are “divided by the number of Units outstanding as of the date of computation”.

Redemption, page 23

13. Please disclose whether repurchased or redeemed Units will be canceled or may be resold.

Response:  The disclosure found under the sections entitled “Market for Units” and “Redemption” has been updated to include language clarifying that repurchased Units may either be resold in the secondary market or redeemed by the Sponsor, and that redeemed Units will be cancelled.

Administration of the Trust — Accounts and Distributions, page 25

14. The first sentence of the opening paragraph states that dividends payable to the Trust will be credited to the Income Account. In the next sentence, stock dividends are included in the category of other receipts creditable to the Capital Account. Please explain/reconcile.

Response:  Any income distributions received by the Fund in the form of cash (such as cash dividends paid by the portfolio securities) will be credited to the Income Account.  All other receipts, including proceeds received from the sale of portfolio securities, and proceeds received from the sale of securities received by the Fund as a result of a corporate action, dividends received in the form of stock, or other such extraordinary event, will be credited to the Capital Account.  The related disclosure has been revised to remove any ambiguity, and to more generally describe the type of receipts that may be credited to the Capital Account.

Administration of the Trust — Trust Supervision, page 27

15. Please review the first paragraph on page 27 for completeness.

Response:  For purposes of completeness, the disclosure in the above referenced paragraph has been revised to include the word “Units” immediately before the word “provided”.

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We also note that the Commission on May 21, 2014 issued a Notice of Application (Investment Company Act Release No. 31062; 812-14276) with respect to the Sponsor’s exemptive application filed in connection with the Fund, and by the terms of the Notice of Application, an order granting the exemptive application will be issued on June 17, 2014 unless the Commission orders a hearing.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP